IVY NEXTSHARES

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

October 12, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy NextShares (Registrant)
File Nos. 811-23155 and 333-210814 / CIK #1648566

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ivy NextShares (the “Trust”) hereby requests that effectiveness of Pre-Effective Amendment No. 3 to the Trust’s Registration Statement under the Securities Act of 1933 (Commission File No. 333-210814) and Amendment No. 3 to the Trust’s Registration Statement under the Investment Company Act of 1940 (Commission File No. 811-23155) on Form N-1A, as filed with the Securities and Exchange Commission on October 12, 2016, be accelerated to October 14, 2016, or as soon as practicable thereafter.

Very Truly Yours,

IVY NEXTSHARES

/s/Philip A. Shipp

Philip A. Shipp

Assistant Secretary